February 22, 2019

VIA EDGAR

Mr. John Stickel
Division of Corporation Finance
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Virgin Trains USA LLC
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-228447

Ladies and Gentlemen:

On November 16, 2018, Virgin Trains USA LLC (the “Company”) initially filed Registration Statement No. 333-228447 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company also advises the Commission pursuant to Rule 477(c) under the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions, please contact the Company’s legal counsel, Michael J. Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-3259.

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Very truly yours,

VIRGIN TRAINS USA LLC

By:	/s/ Jeff Swiatek
Name:	Jeff Swiatek
Title:	Chief Financial Officer

cc:	Michael J. Zeidel, Skadden, Arps, Slate, Meagher & Flom LLP
Michael J. Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP